SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

(Name of Issuer)

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
UNCN HOLDINGS, INC.
UNCN ACQUISITION CORP.
WELSH, CARSON, ANDERSON & STOWE X, L.P.
WCAS X ASSOCIATES LLC
PAUL B. QUEALLY

(Names of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

913016309

(CUSIP Number of Class of Securities)

United Surgical Partners International, Inc.	Welsh, Carson, Anderson & Stowe X, L.P.
15305 Dallas Parkway, Suite 1600	320 Park Avenue, Suite 2500
Addison, Texas 75001-6491	New York, New York 10022-6815
Attention: Jason Cagle	Attention: D. Scott Mackesy
Tel: (972) 713-3500	Tel: (212) 893-9500

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Seth R. Molay, P.C.	Othon A. Prounis, Esq.
Joseph L. Motes III, Esq.	Anthony J. Norris, Esq.
Akin Gump Strauss Hauer & Feld LLP	Ropes & Gray LLP
1700 Pacific Avenue, Suite 4100	1211 Avenue of the Americas
Dallas, Texas 75201	New York, New York 10036
(214) 969-2800	(212) 841-5700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation
14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation*	Amount of Filing Fee**
$1,445,471,870	$154,665

*                                           Calculated solely for the purpose of determining the filing fee.  The filing fee was calculated based on the sum of (1) an aggregate cash payment of $1,389,437,416 for the proposed per share cash payment of $31.05 for 44,748,387 outstanding shares of USPI common stock (including 691,307 shares of restricted stock) and (2) an aggregate cash payment of $56,034,454 expected to be paid upon the cancellation of outstanding options having an exercise price of less than $31.05 or restricted stock units (the sum of (1) and (2), the “Transaction Valuation”).

**                                  The payment of the filing fee, calculated in accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, as amended, equals 0.000107 multiplied by the Transaction Valuation.

☒                                  Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $154,665

Form or Registration No.:  Schedule 14A — Preliminary Proxy Statement

Filing Party:  United Surgical Partners International, Inc.

Date Filed:  February 5, 2007

Neither the Securities and Exchange Commission nor any state securities commission has:  (i) approved or disapproved of the acquisition of USPI by Parent; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) by the following persons (collectively, the “buying group”):  United Surgical Partners International, Inc. (“USPI”), UNCN Holdings, Inc., a Delaware corporation (“Parent”), UNCN Acquisition Corp., a Delaware corporation (“Acquisition”), Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“Welsh Carson X”), WCAS X Associates LLC, a Delaware limited liability company (“WCAS X Associates”) and Paul B. Queally.

On January 7, 2007, Parent, Acquisition and USPI entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit (d)(1) (the “Merger Agreement”), pursuant to which Acquisition, a wholly owned subsidiary of Parent, will be merged with and into USPI, with USPI continuing as the surviving corporation (the “Merger”).  Following the consummation of the Merger, USPI will be a wholly owned subsidiary of Parent.  Under the terms of the Merger Agreement, each existing share of USPI common stock, other than shares held by Parent or Acquisition, treasury shares and dissenting shares, will be converted automatically into the right to receive $31.05 in cash (the “Merger Consideration”).  In addition, all outstanding options for USPI common stock will be cancelled in exchange for the right to receive the Merger Consideration multiplied by the number of shares subject to such option less the aggregate exercise price of such option, and all outstanding restricted stock awards and restricted stock units will become fully vested and exchanged for the right to receive the Merger Consideration multiplied by the number of shares subject to such award or unit.  The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of USPI.

Concurrently with the filing of this Schedule 13E-3, USPI is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of USPI.  At the meeting, stockholders of USPI will consider and vote upon, among other things, a proposal to adopt the Merger Agreement.  A copy of the Proxy Statement is attached hereto as Exhibit (a)(1).  The Proxy Statement is in preliminary form and is subject to completion or amendment.  A copy of the Merger Agreement is attached hereto as Exhibit (d)(1).

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  The information in the Proxy Statement, including all appendices thereof, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Staement and the appendices thereto.  The information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person was supplied by each such filing person and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the members of the buying group or by any affiliate of a member of the buying group, that USPI is “controlled” by any other member of the buying group or that any member of the buying group is an “affiliate” of USPI within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934.

ITEM 1.                                                     SUMMARY TERM SHEET.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.”

ITEM 2.                                                     SUBJECT COMPANY INFORMATION.

Item 1002 of Regulation M-A:

(a)                                          NAME AND ADDRESS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE PARTIES TO THE MERGER” and  “APPENDIX D — Information Relating to the Buying Group and USPI’s Directors and Executive Officers.”

(b)                                         SECURITIES.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “THE SPECIAL MEETING OF STOCKHOLDERS — Record Date”  and “OTHER IMPORTANT INFORMATION REGARDING USPI — Security Ownership of Certain Beneficial Owners and Management.”

(c)                                          TRADING MARKET AND PRICE.  The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING USPI — Price Range of Common Stock” is incorporated herein by reference.

(d)                                         DIVIDENDS.  The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING USPI — Price Range of Common Stock” is incorporated by reference.

(e)                                          PRIOR PUBLIC OFFERINGS.  Not Applicable.

(f)                                            PRIOR STOCK PURCHASES.  The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING USPI — Prior Purchases and Sales of USPI Common Stock” is incorporated herein by reference.

ITEM 3.                                                     IDENTITY AND BACKGROUND OF FILING PERSON.

Item 1003 of Regulation M-A:

(a)                                          NAME AND ADDRESS.

The information set forth in the Proxy Statement under the following captions is incorporated by reference: “THE PARTIES TO THE MERGER” and “APPENDIX D — Information Relating to the Buying Group and USPI’s Directors and Executive Officers.”  USPI is the subject company.

(b)                                         BUSINESS AND BACKGROUND OF ENTITIES.

The information set forth in the Proxy Statement under the following captions is incorporated by reference: “THE PARTIES TO THE MERGER” and “APPENDIX D — Information Relating to the Buying Group and USPI’s Directors and Executive Officers.”

(c)                                          BUSINESS AND BACKGROUND OF NATURAL PERSONS.

The information set forth in the Proxy Statement under the caption “APPENDIX D — Information Relating to the Buying Group and USPI’s Directors and Officers” is incorporated herein by reference.

ITEM 4.                                                     TERMS OF THE TRANSACTION.

Item 1004 of Regulation M-A:

(a)                                          (1)      MATERIAL TERMS.  Tender Offers.  Not Applicable.

(2)               MATERIAL TERMS.  Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” “THE SPECIAL MEETING OF STOCKHOLDERS” and “APPENDIX A — The Merger Agreement.”

(c)                                          DIFFERENT TERMS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Financing,” “SPECIAL FACTORS — Guarantee of Welsh Carson X; Remedies Under the Merger Agreement,” “THE MERGER AGREEMENT — Merger Consideration” and “THE MERGER AGREEMENT — “Treatment of Options, Restricted Stock and Restricted Stock Units.”

(d)                                         APPRAISAL RIGHTS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “THE SPECIAL MEETING OF STOCKHOLDERS — Rights of Stockholders Who Object to the Merger,” “DISSENTERS’ APPRAISAL RIGHTS” and “APPENDIX C — Delaware Code, Title 8. Corporations, Chapter 1. General Corporation Law, Subchapter IX. Merger, Consolidation or Conversion.”

(e)                                          PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.  There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the members of the buying group or to obtain counsel or appraisal services at the expense of such members.

(f)                                            ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5.                                                     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A:

(a)                                          TRANSACTIONS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger” and “OTHER IMPORTANT INFORMATION REGARDING USPI — Prior Purchases and Sales of USPI Common Stock.”

(b)                                         SIGNIFICANT CORPORATE EVENTS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger” and “THE MERGER AGREEMENT.”

(c)                                          NEGOTIATIONS OR CONTACTS.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e)                                          AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS - Interests of USPI’s Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Financing,” “SPECIAL FACTORS — Guarantee of Welsh Carson X; Remedies Under the Merger Agreement,” “THE SPECIAL MEETING OF STOCKHOLDERS — Voting Rights; Quorum; Vote Required for Approval,”  “THE MERGER AGREEMENT,” “OTHER IMPORTANT INFORMATION REGARDING USPI — Security Ownership of Certain Beneficial Owners and Management” and “OTHER IMPORTANT INFORMATION REGARDING USPI — Prior Purchases and Sales of USPI Common Stock.”

ITEM 6.                                                     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:

(b)                                         USE OF SECURITIES ACQUIRED.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Effects of the Merger” and “THE MERGER AGREEMENT.”

(c)(1)-(8)          PLANS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Plans for USPI After the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger” and “THE MERGER AGREEMENT.”

ITEM 7.                                                     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A:

(a)                                          PURPOSES.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger” and “SPECIAL FACTORS —Plans for USPI after the Merger.”

(b)                                         ALTERNATIVES.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger.”

(c)                                          REASONS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness” and “SPECIAL FACTORS — Plans for USPI after the Merger.”

(d)                                         EFFECTS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Financing,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences,” “SPECIAL FACTORS — Fees and Expenses of the Merger” and “THE MERGER AGREEMENT.”

ITEM 8.                                                     FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:

(a)                                          FAIRNESS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness,” “SPECIAL FACTORS — Plans for USPI after the Merger” and “APPENDIX B — Opinion of J.P. Morgan Securities Inc.”

(b)                                         FACTORS CONSIDERED IN DETERMINING FAIRNESS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Opinion of  Financial Advisor,” “SPECIAL FACTORS — Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness,” “SPECIAL FACTORS — Plans for USPI after the Merger” and “APPENDIX B — Opinion of J.P. Morgan Securities Inc.”

(c)                                          APPROVAL OF SECURITY HOLDERS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “THE SPECIAL MEETING OF STOCKHOLDERS — Record Date,” “THE SPECIAL MEETING OF STOCKHOLDERS — Voting Rights; Quorum; Vote Required for Approval,” “THE MERGER AGREEMENT — Conditions to Completing the Merger” and “THE MERGER AGREEMENT — Termination.”  The transaction is not structured to require the approval of a majority of unaffiliated security holders.

(d)                                         UNAFFILIATED REPRESENTATIVE.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger” and “SPECIAL FACTORS — Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness.”

(e)                                          APPROVAL OF DIRECTORS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger.”

(f)                                            OTHER OFFERS.  Not Applicable.

ITEM 9.                                                     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A:

(a)                                          REPORT, OPINION OR APPRAISAL.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor” and “APPENDIX B — Opinion of J.P. Morgan Securities Inc.”

(b)                                         PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor” and “APPENDIX B — Opinion of J.P. Morgan Securities Inc.”

(c)                                          AVAILABILITY OF DOCUMENTS.  The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of USPI during its regular business hours by any interested holder of USPI common stock or any representative who has been designated in writing.

ITEM 10.                                              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:

(a)-(d)                       SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger,” “SPECIAL FACTORS —Financing,” “SPECIAL FACTORS — Fees and Expenses of the Merger,” “THE SPECIAL MEETING OF STOCKHOLDERS — Solicitation of Proxies” and “THE MERGER AGREEMENT.”  Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.

ITEM 11.                                              INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:

(a)                                          SECURITIES OWNERSHIP.  The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING USPI —Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)                                         SECURITIES TRANSACTIONS.  The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING USPI — Prior Purchases and Sales of USPI Common Stock” is incorporated herein by reference.

ITEM 12.                                              THE SOLICITATION OR RECOMMENDATION.

Item 1012 of Regulation M-A:

(d)                                         INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger” and “SPECIAL FACTORS — Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness.”

(e)                                          RECOMMENDATIONS OF OTHERS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger” and “SPECIAL FACTORS — Purpose and Reasons of the Buying Group for the Merger; Position as to Fairness.”

ITEM 13.                                              FINANCIAL STATEMENTS.

Item 1010 of Regulation M-A:

(a)                                          FINANCIAL INFORMATION.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “OTHER IMPORTANT INFORMATION REGARDING USPI — Selected Historical Financial Information,” “OTHER IMPORTANT INFORMATION REGARDING USPI — Ratio of Earnings to Fixed Charges,” “OTHER IMPORTANT INFORMATION REGARDING USPI — Book Value Per Share” and “WHERE YOU CAN FIND ADDITIONAL INFORMATION.”  The information contained in the Consolidated Financial Statements included in USPI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and USPI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 is incorporated herein by reference.

(b)                                         PRO FORMA INFORMATION.  Not applicable.

ITEM 14.                                              PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a), (b)                     SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Reasons for Approval of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Interests of USPI’s Directors and Executive Officers in the Merger,” “SPECIAL FACTORS — Fees and Expenses of the Merger,” “THE SPECIAL MEETING OF STOCKHOLDERS — Solicitation of Proxies”  and “APPENDIX B — Opinion of J.P. Morgan Securities Inc.”

ITEM 15.                                              ADDITIONAL INFORMATION.

Item 1011 of Regulation M-A:

(b)                                         OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16.                                              EXHIBITS.

Item 1016 of Regulation M-A:

(a)(1)                            Preliminary Proxy Statement filed with the Commission on February 5, 2007.

(a)(2)                            Form of Proxy Card, filed with the Commission along with the Proxy Statement.

(a)(3)                            Letter to Stockholders, filed with the Commission along with the Proxy Statement.

(a)(4)                          Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.

(a)(5)                            Press Release dated January 8, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by USPI on January 8, 2007).

(b)(1)                           Debt Commitment Letter, dated January 7, 2007, among Parent, Citigroup Global Markets Inc., Lehman Brothers Commercial Bank and Lehman Brothers Inc.

(b)(2)                           Commitment Letter, dated January 7, 2007, between Parent and WCAS Capital Partners IV, L.P.

(c)(1)                            Opinion of J.P. Morgan Securities Inc. (attached as Appendix B to the Proxy Statement).

(c)(2)                            Presentation materials, dated as of January 7, 2007, prepared by J.P. Morgan Securities Inc.

(c)(3)                          Presentation materials, dated as of January 5, 2007, prepared by J.P. Morgan Securities Inc.

(c)(4)                            Presentation materials, dated as of December 21, 2006, prepared by J.P. Morgan Securities Inc.

(d)(1)                           Agreement and Plan of Merger, dated as of January 7, 2007, among Parent, Acquisition and USPI (attached as Appendix A to the Proxy Statement).

(d)(2)                           Equity Commitment Letter, dated January 7, 2007, between Welsh Carson X and Parent.

(d)(3)                         Limited Guarantee, dated as of January 7, 2007, by Welsh Carson X in favor of USPI.

(f)                                            Section 262 of the General Corporation Law of the State of Delaware (attached as Appendix C to the Proxy Statement).

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement filed with the Commission on February 5, 2007.

(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement.

(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement.

(a)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.

(a)(5)	Press Release dated January 8, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by USPI on January 8, 2007).

(b)(1)	Debt Commitment Letter, dated January 7, 2007, among Parent, Citigroup Global Markets Inc., Lehman Brothers Commercial Bank and Lehman Brothers Inc.

(b)(2)	Commitment Letter, dated January 7, 2007, between Parent and WCAS Capital Partners IV, L.P.

(c)(1)	Opinion of J.P. Morgan Securities Inc. (attached as Appendix B to the Proxy Statement).

(c)(2)	Presentation materials, dated as of January 7, 2007, prepared by J.P. Morgan Securities Inc.

(c)(3)	Presentation materials, dated as of January 5, 2007, prepared by J.P. Morgan Securities Inc.

(c)(4)	Presentation materials, dated as of December 21, 2006, prepared by J.P. Morgan Securities Inc.

(d)(1)	Agreement and Plan of Merger, dated as of January 7, 2007, among Parent, Acquisition and USPI (attached as Appendix A to the Proxy Statement).

(d)(2)	Equity Commitment Letter, dated January 7, 2007, between Welsh Carson X and Parent.

(d)(3)	Limited Guarantee, dated as of January 7, 2007, by Welsh Carson X in favor of USPI.

(f)	Section 262 of the Delaware General Corporation Law (attached as Appendix C to the Proxy Statement).

12

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007
UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

	By:	/s/ William H. Wilcox
Chief Executive Officer

UNCN HOLDINGS, INC.

	By:	/s/ D. Scott Mackesy
President

UNCN ACQUISITION CORP.

	By:	/s/ D. Scott Mackesy
President

WELSH, CARSON, ANDERSON & STOWE X, L.P.

	By:	WCAS X Associates LLC, General Partner

	By:	/s/ D. Scott Mackesy
Managing Member

WCAS X ASSOCIATES LLC

	By:	/s/ D. Scott Mackesy
Managing Member

/s/ Paul B. Queally
Paul B. Queally